Exhibit 99.2
News Release
BROOKFIELD LAUNCHES US$4 BILLION
REAL ESTATE TURNAROUND CONSORTIUM
TORONTO, August 11, 2009 – Brookfield Asset Management Inc. (NYSE/TSX/Euronext: BAM) and Brookfield Properties Corporation (NYSE/TSX: BPO) (collectively, “Brookfield”) today announced the formation of a US$4 billion Investor Consortium dedicated to investing in under-performing real estate. The Consortium will invest in equity and debt in under-valued real estate companies or real estate portfolios where value can be created for stakeholders in a variety of ways, including financial and operational restructuring, strategic direction or sponsorship, portfolio repositioning, redevelopment or other active asset management. Investments will be targeted at corporate property restructurings with a minimum US$500 million equity commitment, and pursued on a global basis, but with a focus on North America, Europe and Australasia.
In addition to Brookfield, the participants in the Consortium consist of a number of institutional real estate investors who have each allocated between US$300 million and US$1 billion to the Consortium. Brookfield has allocated US$1 billion to the Consortium with opportunities in the office sector being funded by Brookfield Properties, at its option, and opportunities in other sectors being funded by Brookfield Asset Management. The Consortium participants have expertise in investing across different geographies and property types and this expertise will be pooled together to maximum advantage in individual investment opportunities.
“This is the next step in our global property growth plan, as it combines our strength as one of the world’s leading real estate operating companies with our extensive expertise in corporate restructurings and strategic acquisitions,” said Ric Clark, CEO of Brookfield Properties.
Brookfield is one of the largest property investors on a global basis with over US$38 billion of real estate assets under management. Brookfield currently has over 400 investment and restructuring professionals globally, and real estate investments in 10 countries, with 31 real estate offices and over 190 properties and development sites consisting of 125 million sq. ft. Brookfield also has over three decades of restructuring experience having engaged, over the years, in a significant number of corporate restructurings, both in the real estate sector and in other sectors of the economy.
“We believe that the current distressed economic environment and the dislocation both in real estate values and financing availability creates a compelling opportunity to pursue transactions on a global basis where we can utilize our restructuring and operating capabilities. We look forward to creating value for all stakeholders,” said Cyrus Madon, Senior Managing Partner, Restructurings.
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Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) is focused on property, renewable power and infrastructure assets and has over US$80 billion of assets under management. The company’s common shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA. For more information, visit www.brookfield.com.
Brookfield Properties Corporation owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making Brookfield Properties one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Note: This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Asset Management and Brookfield Properties believe that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the companies’ properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the companies’ accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the companies with the securities regulators in Canada and the United States including in Brookfield Properties’ Annual Information Form under the heading “Business of Brookfield Properties - Company and Real Estate Industry Risks” and in Brookfield Asset Management’s Annual Information Form under the heading “Business Environment and Risks”. The companies undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.
Contacts:

Brookfield Asset Management		Brookfield Properties Corporation
Media	Investor Relations
Denis Couture SVP, Corporate and International Affairs Tel.: (416) 956-5189 Fax.: (416) 363-2856 dcouture@brookfield.com	Katherine Vyse SVP, Investor Relations and Communications Tel.: (416) 369-8246 Fax.: (416) 363-2856 kvyse@brookfield.com	Melissa Coley VP, Investor Relations and Communications Tel.: (212) 417-7215 Fax.: (212) 417-7262 melissa.coley@brookfieldproperties.com
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